UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BioLineRx Ltd.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

09071M 10 6

(CUSIP Number)

Robert A. Grauman, Esq.

Baker & McKenzie LLP

1114 Avenue of the Americas

New York NY 10036

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.

PAN ATLANTIC BANK AND TRUST LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

32,505,575
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

32,505,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

32,505,575

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

17.8%
14.	Type of Reporting Person

CO

2

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.

FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

32,505,575
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

32,505,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

32,505,575

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

17.8%

14.	Type of Reporting Person

CO

3

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.

ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-

	8.	Shared Voting Power

32,505,575

	9.	Sole Dispositive Power

-0-

	10.	Shared Dispositive Power

32,505,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

32,505,575

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

17.8%

14.	Type of Reporting Person

IN

4

This Amendment No. 2 to the Schedule 13D initially filed on February 27, 2012 as amended by Amendment No. 1 filed March 7, 2012, is filed by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), FCMI Financial Corporation (“FCMI”), and Albert D. Friedberg (collectively with Pan Atlantic and FCMI, the “Filing Persons”), and relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of BioLineRx Ltd., an Israeli corporation (the “Issuer”) and to American Depositary Shares (“ADS”) representing the Ordinary Shares, with 1 ADS representing 10 Ordinary Shares. Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Amendment No. 1 to the Filing Persons’ Schedule 13D on March 7, 2012, Pan Atlantic has made the following sales of the Issuer’s Ordinary Shares. All such sales were made as sales of Ordinary Shares for the account of Pan Atlantic and were made in offshore transactions on the Tel Aviv Stock Exchange.

Date	Shares	Price/Ordinary Share[1]

3/11/2012	374,799	$0.3129
3/12/2012	200,000	$0.3064
3/13/2012	200,000	$0.3006
3/14/2012	407,598	$0.3079
3/15/2012	200,000	$0.3034
3/22/2012	200,000	$0.2990
3/26/2012	81,821	$0.2917
3/28/2012	300,000	$0.3080
3/29/2012	200,000	$0.2896
4/1/2012	200,000	$0.2900
4/2/2012	200,000	$0.2946

[1]	US$ equivalent on the transaction date for transactions effected in Israeli shekels (NIS).

On the date of this Schedule 13D, after the sales listed above, the Filing Persons are the beneficial owners of 32,505,575 Ordinary Shares, constituting approximately 17.8% of the Issuer’s Ordinary Shares. Such percentage beneficial ownership has been calculated as if 183,056,151 Ordinary Shares were outstanding, comprising (i) 176,056,151 Ordinary Shares outstanding as of March 23, 2012, as set forth in the Issuer’s prospectus dated and filed with the Commission on March 28, 2012, which reflects the issuance on February 22, 2012 of 5,244,301 ADSs evidencing 52,443, 010 Ordinary Shares in a private placement by the Issuer, plus (ii) 7,000,000 Ordinary Shares underlying warrants held by Pan Atlantic to purchase 700,000 ADSs, which are deemed to be outstanding for purposes of this calculation pursuant to Commission Rule 13d-3(d)(1)(i) under the Act. Of such 32,505,575 Ordinary Shares:

•	11,505,575 Ordinary Shares are issued and outstanding and owned directly by Pan Atlantic (including 311,770 Ordinary Shares held for the benefit of the other member of the joint venture described in Item 4 of the Filing Persons’ Schedule 13D filed February 27, 2012);

•	14,000,000 Ordinary Shares are issued and outstanding and evidenced by 1,400,000 ADSs held by Pan Atlantic; and

•	7,000,000 are issuable upon issuance of 700,000 ADSs issuable upon exercise of the Warrants held by Pan Atlantic.

5

Pan Atlantic is a wholly owned subsidiary of FCMI. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned by FCMI’s wholly-owned subsidiary, Pan Atlantic. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI or Pan Atlantic beneficially own any Ordinary Shares or ADSs.

Except as described in this Schedule 13D (Amendment No. 2), none of the Filing Persons and none of the officers or directors of FCMI or of Pan Atlantic has effected any transactions in the Issuer’s securities subsequent to the filing of Amendment No. 1 to the Filing Persons’ Schedule 13D.

For information regarding the purpose of Pan Atlantic’s sales Ordinary Shares reported herein, see Item 4 of Amendment No. 1 to the Filing Parties’ Schedule 13D filed March 7, 2012.

6

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque
Name: Robert Bourque
Title: Managing Director

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig
Name: Henry Fenig
Title: Executive Vice President

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg